SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 2001-3980 202.383.0100 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

January 20, 2016

Via EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Corporate Income Fund-T

Registration Statement on Form N-2

File Nos.: 333-208211; 811-23116

Dear Mr. Parachkevov:

On behalf of NorthStar Corporate Income Fund-T (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Fund in a letter, dated December 24, 2015, regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), that was filed with the SEC on November 25, 2015. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. The revisions to the Registration Statement referenced below are set forth in pre-effective amendment no. 1 to the Registration Statement, filed concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

General

Comment 1:  We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.

January 20, 2016

Response:      The Fund acknowledges the Staff’s comment.

Comment 2:  The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Furthermore, the Fund’s name includes the term “corporate income.” Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”) requires a “corporate income” fund to invest at least 80% of its assets (plus borrowings for investment purposes) in debt securities of corporate issuers. Please revise the disclosure or change the name of the Fund to comply with the requirement.

Response:      The Fund has removed the term “global” from the name of the Fund. In addition, the Fund has revised its investment strategies to indicate that the Master Fund will invest at least 80% of the Master Fund’s net assets (plus the amount of any borrowings for investment purposes) in the income-producing securities of both public and private U.S. and non-U.S. companies.

Comment 3:  The NSAM Adviser is a recently formed foreign company that will be a registered investment adviser under the Advisers Act prior to commencement of the offering. Please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable).

Response:      The NorthStar affiliate that will serve as the investment adviser to the Fund will be a Bermuda exempted company. The Fund advises the staff that the officers and directors of the Bermuda entity have a substantial portion of their assets in the United States. The Fund further advises the Staff that the following disclosure has been added to the Registration Statement:

A substantial portion of NSAM Adviser’s assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on NSAM Adviser in the United States or to enforce in the United States judgments obtained in U.S. courts against NSAM Adviser based on the civil liability provisions of the securities laws of the United States or any State or territory within the United States. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against NSAM Adviser under the securities laws of those jurisdictions or entertain actions in Bermuda against NSAM Adviser under the securities laws of other jurisdictions.

Asen Parachkevov, Esq.

January 20, 2016

Comment 4:  Please explain in your response whether the CLO vehicles in which the Fund intends to invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7).

Response:      The Fund advises the Staff on a supplemental basis that certain of the CLO vehicles in which the Master Fund intends to invest will rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act for an exception from the definition of investment company. Certain other of the CLO vehicles in which the Master Fund intends to invest will rely on Rule 3a-7 under the 1940 Act for an exception from the definition of investment company. With respect to CLO vehicles relying on Section 3(c)(1) or 3(c)(7), the Fund advises the Staff that it does not believe that the limitations regarding investor qualifications that the Staff has imposed on registered funds of hedge funds and registered funds of private equity funds (collectively, the “private funds”) would be necessary or appropriate with respect to the Fund given: (i) the significant structural differences between those types of private funds on the one hand and collateralized loan obligation (“CLO”) vehicles in which the Fund intends to invest on the other hand, (ii) the significantly greater liquid market that exists for the types of CLO investments the Fund intends to hold, and (iii) the fact that the Fund’s proposed investment activities are consistent with other registered, publicly-traded and non-traded funds, including substantially similar non-traded closed-end funds and business development companies (“BDCs”), that have taken significant positions in CLO vehicles.

Structural Differences between Private Equity and Hedge Funds and CLO Vehicles

CLO vehicles are not managed in nearly the same way that private funds are managed. Specifically, CLO vehicles are governed by their indentures, which significantly limit the ability of any collateral manager to deviate beyond a very tightly-drawn set of parameters with regard to the assets held by that CLO vehicle.

Examples of the specific limitations contained within all CLO indentures include limitations on the type and concentration of their holdings, the credit ratings, weighted average lives, diversity score and market values of those holdings and the extent of and timing with which those assets are replaced by other assets within that CLO vehicle. Those indenture provisions are monitored by an independent trustee, which is typically a major financial institution, that is responsible for ensuring the CLO vehicle’s compliance with those provisions at all times. Independent credit rating agencies, such as Fitch Ratings, Inc., Moody's Investors Service, Inc., and Standard & Poor's Financial Services LLC, also review and provide input on the indenture provisions, structure and modeling assumptions of CLO vehicles to ensure the creditworthiness of the securities issued to investors and to provide their ratings on the CLO liabilities. Credit rating agencies continue to monitor a CLO vehicle’s performance through its life with the ability to downgrade or withdraw their ratings if necessary. Managers of private funds have vastly greater latitude with regard to both their choice of investments and the

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January 20, 2016

management and disposition of those assets, and correspondingly are entitled to significantly greater management fees than investment advisers that manage CLO vehicles. Notably, management fees for collateral managers of CLO vehicles are typically in a range of 10% to 25% of the fees payable by a typical private fund. Performance fees for collateral managers of CLO vehicles are typically based on aggregate internal rates of return / total distributions (cashflow) above a cumulative total return hurdle.

In addition, CLO vehicles are generally formed with a substantially ramped investment portfolio that can be evaluated by an investor at inception, as opposed to private funds which draw down capital from investors over time to make investments identified by their respective fund managers. As a result, investors in private funds frequently have little or no prior knowledge as to what those funds ultimately acquire for their investment portfolio. In contrast, the Fund will consider a CLO vehicle’s portfolio of loan assets prior to making any investment. In those cases where the Fund will purchase CLO interests in the secondary market, that CLO’s portfolio will be fully known to the Fund. Also, in view of the restrictions on investment and reinvestment by CLO managers discussed above, the Fund will benefit from a high degree of certainty regarding the nature of a CLO vehicle’s future portfolio.

Liquid Market for CLO Investments

There exists a long-standing and active secondary trading market for the debt and equity tranches of CLO vehicles, which provides significantly greater liquidity to their investors than typical private funds. In particular, private funds generally restrict an investor’s ability to transfer their interest to other investors. In contrast, debt and equity investments in CLO vehicles can typically be traded among investors in much the same manner as Rule 144A syndicated debt investments, which allows an investor to exit a CLO investment relatively quickly. Active and long-term participants and market makers in the trading market for CLO debt and equity investments include firms such as Goldman Sachs, Morgan Stanley, Citibank, Bank of America Merrill Lynch, Wells Fargo, Credit Suisse, JP Morgan, Deutsche Bank and Nomura and a wide range of hedge funds and specialty finance companies.

As a result of that active market, the Fund believes that it will be able to exit its CLO investments within a few days at then prevailing market rates. This contrasts starkly with the situation of private funds, for which typically there is little or no liquidity at all for investors, which requires such investors to wait multiple years to exit their investment in the private fund. As such, the Fund believes it will have the ability to move in and out of CLO positions, which will allow for a level of active management at the Fund level that is not present in a fund of private funds where fund assets are typically locked-in to underlying investments for several years.

Asen Parachkevov, Esq.

January 20, 2016

Similarity to BDCs and other Closed-End Funds

The Fund’s proposed investment activities are consistent with the operation of BDCs and other registered closed-end funds, which are active investors in the equity tranches of CLO vehicles, and with registered funds that invest in syndicated corporate loans, which are the type of loans held by CLO vehicles. The Fund believes that syndicated loans, bilateral loans, CLO vehicles and various other types of equity and debt securities, all of which are subject to limitations regarding investor qualifications, represent the vast majority of the portfolio investments of BDCs and certain other registered closed-end funds that operate in a manner similar to the way in which the Fund proposes to operate. Similar to the Fund’s proposed CLO investments, syndicated and bilateral debt investments would typically not be available to individual investors. Nevertheless, the Staff has refrained from imposing any investor restrictions on BDCs or similar registered funds that invest in such private debt investments. The Fund believes that it should be treated in a manner consistent with BDCs and similar registered funds that invest in less liquid privately issued securities, without being subjected to the types of investor restrictions associated with the more complex structures of true funds of private funds.

Comment 5:  Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement. In particular, please inform the Staff if the registrant intends to request exemptive relief from various provisions of the 1940 Act in order to issue multiple classes of shares.

Response:      The Fund does not currently expect to submit an exemptive application or no-action request in connection with the Registration Statement. The Fund does not intend to request exemptive relief to issue multiple classes of shares.

Comment 6:  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response:      The Rule 5110 Filing has been made with FINRA and FINRA will review the proposed underwriting terms and arrangements.

Comment 7:  Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Response:      The Fund does not intend to issue preferred shares or convertible securities in the 12 months following the effectiveness of the Registration Statement.

Cover Page

Comment 8:  In the fifth bullet, please explain if the Distribution Support Agreement does not aim to prevent return of capital for GAAP or for tax purposes. Disclose that a portion of the distributions may represent a return of capital for tax purposes, which will result in a

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January 20, 2016

Shareholder recognizing additional gain when shares are sold and even in situations in which a Shareholder may have suffered an overall loss on his or her investment in Shares.

Response:      The purpose of the Distribution Support Agreement is to provide cash to the Fund to enable it to make distributions. The Registration Statement discloses that “Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital.” The Fund has added the additional requested disclosure to the Registration Statement regarding the effects of a return of capital.

Comment 9:  The second footnote to the pricing table discloses that beginning the first calendar quarter after the close of the Offering, Shares will be subject to a distribution fee of 1% of NAV until the earlier of (i) the date at which the underwriting compensation from all sources, including distribution fees and underwriting compensation paid by the Fund and shareholders equals 8% of the gross proceeds from the offering (excluding proceeds from the DRP), and (ii) the date of a Liquidity Event.

a.	Please add a separate bullet on the Cover Page to explain the effect of the distribution fee on a shareholder’s investment.

Response:      The Fund has added the additional requested disclosure to the Cover Page regarding the effect of the distribution fee on a shareholder’s investment.

b.	The disclosure states that the Fund expects to charge the distribution fee for approximately four years. Please explain the assumptions underlying the statement.

Response:      The Fund has deleted the estimated time period.

c.	Please file as an exhibit the distribution fee arrangement. We may have additional comments.

Response:      The Fund has adopted a Distribution and Shareholder Servicing Plan, which has been filed as an exhibit to the Registration Statement. In addition, disclosure regarding the distribution and servicing fee is included in the Form of Participating Dealer Agreement, which has been filed as an exhibit to the Registration Statement.

Summary of Terms

Asen Parachkevov, Esq.

January 20, 2016

Comment 10:  In the section titled “Master Fund,” please explain whether there are any additional feeder funds that currently exist or that are intended to be launched prior to the commencement of operations of the Master Fund. If the Master Fund will have investors other than feeder funds, disclose what kind of investors they will be (e.g. retail investors, institutional investors, pension plans, etc.). Please include risk disclosures in the risk sections of the Registration Statement that discuss potential conflicts of interest that may arise between the Fund and other direct investors in the Master Fund. If the Fund has the ability to invest outside of the Master Fund, please disclose the circumstances under which the Fund may do so.

Response:      The section has been revised to include a reference to the NorthStar Corporate Income Fund and to clarify that the only other investors in the Master Fund will be entities related to NSAM Adviser or OZ Credit Management, which will make Seed Capital Investments and which may invest pursuant to the Distribution Support Agreement. The Master Fund will not have any other investors, such as retail investors, institutional investors or pension plans. The Master Fund will not register its shares under the Securities Act of 1933 and does not intend to make a public offering of its shares. The Fund does not believe that there are any conflicts of interest between the feeder funds and the related entities of NSAM Adviser and OZ Credit Management that will make investments in the Master Fund. The Fund may not currently invest outside of the Master Fund.

Comment 11:  The “Portfolio Composition” sub-section discloses that the Master Fund “intends to invest globally, with an emphasis on North America and Europe under current market conditions, although in certain situations the Master Fund may invest in securities of issuers domiciled elsewhere.” Please disclose the relevant “current market conditions” and explain what may prompt a change in allocation. To what other regions?

Please remove the statements discussing NorthStar’s global resources and the list of foreign offices as the disclosure is unrelated to the discussion of portfolio composition.

Response:      The Fund has revised the “Portfolio Composition” sub-section to disclose the Master Fund’s intention to invest globally, with an emphasis on North America and Europe under “normal market conditions.” In addition, the Fund respectfully advises the Staff that the references to NorthStar’s and Och-Ziff’s global resources and foreign offices are intended to emphasize the areas from which investments will be primarily sourced. The disclosure has been revised to clarify that stated purpose within the Registration Statement.

Comment 12:  Please remove from the “Market Opportunities” sub-section the statement that the Fund believes that the adviser’s and the sub-adviser’s specialized experience, skills and

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January 20, 2016

resources in managing CDOs, CLOs and CMBS will enable the Fund to make successful investments in the asset class.

Response:      The Fund respectfully advises the Staff the referenced statement notes that the Fund “believes” the specialized experience, skills and resources of NorthStar and Och-Ziff in investing in CDOs, CLOs and CMBS will enable the Fund to “seek” to capitalize on attractive risk-adjusted returns in CLO securities. The statement does not state that the adviser’s and sub-adviser’s experience “will” enable successful investments by the Fund. The Fund believes that the statement is accurate.

Comment 13:  Under the sub-section titled “Borrowings,” it is disclosed that the Master Fund may “issue debt or other forms of leverage.” Please specifically disclose the types of leverage the Master Fund may utilize.

Response:      The Fund has included in the prospectus those forms of leverage it currently intends to utilize. The Fund has included a general statement to advise investors that the Fund may utilize additional forms of leverage in the future. To the extent that the Fund intends to materially utilize additional forms of leverage, it will revise the prospectus accordingly.

Comment 14:  Discuss in the correspondence the method for accounting for Organizational and Offering (“O&O”) costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

Response:      Organization costs will be charged to expense as they are incurred, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15-25-1. Offering costs of closed-end funds will be charged to paid-in capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

For a continuously offered closed-end fund, the organization cost will be charged to expense as they are incurred in accordance with FASB ASC 720-15-25-1. The offering cost will be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of FASB ASC 946-20-25. Post commencement of operations, offering costs will be charged to paid-in-capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25

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January 20, 2016

The Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date, after selling commissions and dealer manager fees, when preparing financial statements.

Comment 15:  Please file as an exhibit the agreement between the Fund and Advisor that limits the Fund’s organization and offering costs to 1% of gross proceeds raised. Please confirm the Fund will reimburse the Advisor for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the Advisor.

Response:      The Fund has filed as an exhibit an agreement between NSAM Adviser and the Fund pursuant to which NSAM Adviser agrees to cover organization and offering costs above 1%. The Fund will reimburse NSAM Adviser for such amounts each time the advisory fee is paid to NSAM Adviser.

Comment 16:  Please confirm the Fund will reimburse the Advisor for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the Advisor.

Response:      The Fund will reimburse NSAM Adviser for such amounts each time the advisory fee is paid to NSAM Adviser.

Use of Proceeds

Comment 17:  The disclosure states that “the Fund expects that following the Master Fund’s receipt of the net offering proceeds, the Master Fund will invest such proceeds as soon as practicable in accordance with the Master Fund’s investment objective and strategies, consistent with market conditions and subject to the availability of suitable investments.” Please disclose how long it is expected to take to fully invest net proceeds from the offering. See Item 7.2 of Form N-2. If the Fund expects the investment period to exceed 3 months, the reasons for the expected delay should be explained.

Response:      The disclosure has been revised as follows: The Master Fund currently anticipates that it will be able to fully invest substantially all of the Master Fund’s assets within approximately three months of receipt of any proceeds received from any sales of Master Fund shares following the Fund’s commencement of operations, depending on market conditions and the availability of appropriate investment opportunities. Pending investment as described above, the proceeds will be held in an interest bearing account or in obligations of the U.S. Government, its agencies or instrumentalities, highly rated money market instruments or mutual funds that invest in such instruments. As a result of this short-term investment of the proceeds, during the Master Fund’s ramp-up period, a lower return may be realized than if the Master Fund had been

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January 20, 2016

fully invested in accordance with its investment objective and policies.

Fundamental Investment Policies

Comment 18:  The disclosure states that “[t]The Fund and the Master Fund do not have any fundamental policies with respect to the concentration of their investments in a particular industry or group of industries.” Please note that a registered investment company is required to adopt and disclose its policy to concentrate in securities of issuers in a particular industry or group of industries, which includes a policy not to concentrate in a particular industry or group of industry. Please revise the disclosure accordingly.

Response:      The Registration Statement has been revised to indicate that the Fund has adopted a policy not to concentrate in a particular industry or group of industries.

*     *     *

In the event the Fund requests acceleration of the effective date of the pending registration statement, it hereby undertakes to furnish a letter, at the time of such request, acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is helpful in your review. If you have any questions or concerns about the responses set forth above or require any additional information, please call the undersigned at 202-383-0472.

Asen Parachkevov, Esq.

January 20, 2016

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Brett Klein, NorthStar Corporate Income Fund-T

Sandra Forman, NorthStar Corporate Income Fund-T

Steven B. Boehm, Sutherland Asbill & Brennan LLP